Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

July 16, 2018

Dear Colleagues,

Today Tidewater announced a transformative transaction to combine with GulfMark Offshore, and I am excited to share with you what it means for our company’s future. This combination will create a global offshore support vessel (OSV) market leader positioned to capitalize on significant cost synergies and superior growth opportunities as the OSV sector recovery gains traction. Together, we will have:

•	The industry’s largest fleet and broadest global operating footprint,
•	With an unmatched ability to support customers across geo-markets and water depths

I am confident that the combined company will be better able to lead in both a challenging market and in an industry recovery. In fact, going forward, the combined strength of the two companies will allow us to continue to lead the industry, invest in our people and assets and strategically pursue opportunities for additional consolidation. We are utilizing our stock for this transaction, preserving our industry-leading balance sheet and liquidity position.

As you may know, GulfMark has a strong position in the recovering North Sea offshore sector, which is an attractive market for Tidewater. We also see opportunities to deploy some of GulfMark’s under-utilized vessels in our core markets, improving utilization.

We do expect to achieve cost savings from across both businesses after we begin integration, which we expect to be a smooth process. We also see opportunities for additional revenue growth and margin expansion as we improve vessel utilization and benefit from pricing improvements as the market recovers. We will communicate with employees in advance of any changes that might affect your work.

If customers ask about this transaction, you can tell them that we expect the combined company to be positioned to support our customers across geo-markets and water depths, and that we will never compromise on our unwavering commitment to safety. Beyond that statement to your customers, you should continue to follow the company’s policy and escalate any inquiries to the designated spokespeople of Tidewater including: John Rynd and Jason Stanley.

Until the transaction closes, which we expect to be in the fourth quarter, it is business as usual. As a publicly traded company, it is a legal imperative that we continue to operate as separate companies until the deal officially closes. You should see no changes in your day-to-day work. The combined company will retain the Tidewater brand and will be led by Tidewater CEO John Rynd, and our Board of Directors will expand to add three GulfMark Directors.

In exploring this combination, we have come to know more about the excellent GulfMark team, and I am confident that our companies share similar values of safety and customer service.

Tidewater Inc. | 6002 Rogerdale Rd., Suite 600 | Houston, Texas | 77072 USA

I appreciate all of your efforts that have helped us reach this opportunity. I ask that you continue to focus on operating safely and providing great service to our customers like you always have. You should be proud of all we have achieved in spite of a challenging market.

Please join me in welcoming the GulfMark team to Tidewater.

Sincerely,

John Rynd

President & CEO

FAQ

1.	As a Tidewater employee, what does this announcement mean for me?

Together with GulfMark, Tidewater will be better positioned to achieve and sustain market leadership during both healthy and challenging market conditions, allowing us to operate with enhanced long-term focus, increase investments in strategic-growth opportunities and better adjust to changes in the industry.

With this transaction, we enter an important next phase in accelerating Tidewater’s strategy to deliver increasing value to our customers, employees, vendors and shareholders over the long haul. GulfMark shares with Tidewater similar values of safety, customer service, and employee care, and has demonstrated its commitment to Tidewater’s long-term success and strategic vision going forward.

2.	How do you plan to combine the cultures of Tidewater and GulfMark?

Tidewater and GulfMark share similar values of safety, customer service and care for our employees, and we expect the integration process to be smooth.

3.	I own stock in Tidewater. How will this affect my ownership? Is there any action required of me?

Under the terms of the all-stock agreement, GulfMark shareholders will receive 1.100 Tidewater equity shares or warrants for each share or warrant held, representing 27% ownership in the combined company after completion of the merger, or 26% on a fully-diluted basis. No action is required on your part. If you are a shareholder, you will be able to vote for or against the transaction as all shareholders do. Shareholders will receive additional information in advance of the shareholder vote. For more information, please contact Jason Stanley, Director, Investor Relations.

4.	How will our customers and vendors be notified? What can I tell my customers?

Customers and vendors will be notified shortly by the appropriate Tidewater representatives. If asked, you can tell customers that we expect the combined company be positioned to support customers across geo-markets and water depths, and that we will never compromise on our unwavering commitment to safety. Please refrain from speculating about the transaction. As always, if you receive a question from a member of the media or an investor, please refer them immediately to Jason Stanley, Director of Investor Relations.

5.	What if someone from the media calls me to ask questions?

In the event you are contacted by the media, an investor or other third parties about this news, we remind you that it is our company policy to have only designated spokespeople address these questions. Please refer questions to Jason Stanley, Director, Investor Relations at +1.713.470.5292, +1.713.553.7990 or jstanley@tdw.com.

6.	How will this impact my compensation and benefits? Time of service, 401K? PTO, etc? (any HR related questions)

Until the transaction closes, it is business as usual at Tidewater. We will be making key operational decisions about the combined company over the coming months, and it is simply too soon to say how that may affect our employees. We are committed to communicating with you directly as we have updated information.

7.	When will integration take place officially?

Integration will begin when the transaction is finalized. We expect the transaction to close in the fourth quarter.

8.	If my role is eliminated, will there be a severance program? What will the severance policy be?

Tidewater remains committed to fair handling of staffing changes and will communicate directly with team members as appropriate. At this time, it is too soon to say if and when specific changes may take place. Until the transaction closes, it remains business as usual at Tidewater.

9.	Will this transaction result in a reduction in Tidewater employees?

Until the transaction closes, it is business as usual at Tidewater. We will be making key operational decisions about the combined company over the coming months, and it is simply too soon to say which operations, vessels or employees may be affected. We are committed to communicating with you directly as we have updated information.

10.	Is there anything I need to do now?

No. At this time, it will be business as usual at both companies. The best thing you can do to support a successful transaction is to continue to focus on safety and customer service as you always do.

For more details about the Transaction, please see attached the joint press release, dated July 16, 2018, issued by Tidewater and GulfMark.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.